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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                              Commission File Number:  000-27800


(Check One):  [ ]  Form 10-K and Form 10-KSB  [X]  Form 10-Q and Form 10-QSB
              [ ]  Form 20-F  [ ]  Form 11-K  [ ]  Form N-SAR

Form Period Ended:  March 31, 2001
                    ------------------
[ ] Transition Report on Form 10-K and        [ ]  Transition Report on 10-Q
    10-KSB Form                                    and 10-QSB
[ ] Transition Report on Form 20-F            [ ]  Transition Report on Form
[ ] Transition Report on Form 11-K                 N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any of the information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                             Frederick Brewing Co.
                          --------------------------
                            Full Name of Registrant


                          ---------------------------
                           Former Name if Applicable

                           4607 Wedgewood Boulevard
           ---------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                          Frederick, Maryland  21703
                          --------------------------
                           City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K and Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
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     following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and 10-KSB, 11-K, 20-F, 10-Q and 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

As previously disclosed in Frederick Brewing's Form 8-K, filed with the SEC on March 5, 2001, Frederick Brewing changed its independent accountants effective February 26, 2001. Consequently, the commencement of the audit of Frederick Brewing's financial statements was delayed. As a result of such delay and the change in independent accountants, Frederick Brewing's preparation of the Form 10-KSB for the year ended December 31, 2000 has taken longer than expected and could not be completed prior to its due date without unreasonable effort and expense. Due to the delays in preparing the Form 10-KSB, Frederick Brewing's preparation of the Form 10-QSB for the period ended March 31, 2001 is taking longer than expected and can not be completed prior to the due date without unreasonable effort and expense. Frederick Brewing expects to file its Form 10-QSB on or before May 21, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Patrick J. Leddy          (216)             586-3939
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          (Name)                 (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s).
     [ ] YES    [X] NO

     Frederick Brewing has not yet filed its Form 10-KSB for the year ended December 31, 2000 and expects to file its Form 10-KSB on or before May 25, 2001.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                 [ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Frederick Brewing Co.
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 15, 2001                      By:   /s/ James M. Gehrig
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                                             James M. Gehrig,
                                             Chief Financial Officer